Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan to Present at Cowen and Company 29th Annual Health Care Conference

DUBLIN, Ireland – March 12, 2009 – Elan Corporation, plc (NYSE: ELN) today announced that it will present at the Cowen and Company 29th Annual Health Care Conference in Boston, MA on Thursday, March 19, 2009 at 8:05 a.m. PDT, 11:05 a.m. EDT, 3:05 p.m. GMT.  The presentation will be followed by a breakout session.

Interested parties may access a live audio web cast of the presentation by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the presentation will be available at the same URL.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
###

1